	Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 DALLAS, TX 75201-6950 (214) 746-7700 FAX: (214) 746-7777 October 4, 2006	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE SILICON VALLEY SINGAPORE WARSAW WASHINGTON, D.C.
VIA EDGAR TRANSMISSION H. Christopher Owings Assistant Director Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, D.C. 20549-3561

Re:	Susser Holdings Corporation, Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-134033)

Ladies and Gentlemen:

On behalf of our client, Susser Holdings Corporation, a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-134033) (the “Registration Statement”). In connection with such filing, set forth below are responses to the comments of the Staff communicated in its letter addressed to the Company dated September 8, 2006. We are sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Unless the context otherwise requires, all references below to “we,” “us,” and “our” refers to the Company. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

General

1.	We note your response to comment 1 in our letter dated August 2, 2006. Further, we note that each outstanding option to purchase class A units of Stripes will be exchanged for new options to purchase an equivalent number of shares of common stock of Susser. Please revise to disclose the aggregate number of new common stock options to be issued in exchange for unit options and disclose the new option exercise price.

The outstanding class A options will be converted to options for an equivalent number of new shares, using the same conversion factor for class A units to new shares of Susser Holdings Corporation common stock as follows:

	Current Options	Conversion Factor		New Options
Number of options	285,790	X	0.718339	205,294
Strike Price per unit	$10.00	÷	0.718339	$13.92

Total value (# options X strike price)	$2,857,900			$2,857,900

The aggregate number of new common stock options to be issued in exchange for class A unit options and the new option exercise price has been disclosed on pages 33 and 101 of Amendment No. 4.

Unaudited Pro Forma Consolidated Statement of Operations, page 48

2.	We have reviewed your response to comment 3 in our letter dated August 2, 2006. You state that the charge for $17.3 million is non-recurring in nature and therefore does not have a continuing impact on your financial statements. As pro forma adjustments related to the pro forma statement of operations shall only give effect to events that are expected to have a continuing impact, we believe you should remove this adjustment from your pro forma income statement. Please revise. Similarly revise the pro forma statement of operations presented on page F-16. Refer to Item 11-02(b)(6)(ii) of Regulation S-X.

We have eliminated this adjustment from our pro forma income statements in accordance with the Staff’s position on pages 49, 51 and F-16.

Note 3. Acquisition and Related Transaction, page F-14

3.	We note your pro forma statement of operations presented on page F-16 differs from the historical statement of operations plus the “December 2005 Transactions Adjustments” presented on page 48. Please revise for consistency or tell us why a revision is not necessary.

The difference between the pro forma statement presented on page F-16 and the sum of the historical operations plus the “December 2005 Transactions Adjustments” columns relates to the management fee. As part of the December 2005 transactions, we agreed to pay a management fee of $699,000 annually, which is eliminated upon execution of the IPO. This fee was included in the pro forma adjustments for page F-16, but we did not add the fee and then subtract the fee in deriving the pro forma financial statements on pages 49 and 51, as the end result was the same. For clarity, we have modified the pro forma financial statements on pages 49 and 51 to include the management fee in the December 2005 Transactions Adjustments column, and have eliminated it in the Offering Adjustments column.

Exhibits

4.	Please provide us with a copy of the opinion regarding the validity of the securities, or file this opinion in your next amendment. We must review the opinion before the registration statement is declared effective and we may have additional comments on the opinion.

The Company confirms to the Staff that it has provided a copy of the opinion regarding the validity of the securities to the Staff for the Staff’s review and has filed such opinion as Exhibit 5.1 to Amendment No. 4.

* * *

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 214-746-7700.

Sincerely,

/s/ W. Stuart Ogg
W. Stuart Ogg

cc:	Sarah Goldberg (SEC)
William Thompson (SEC)
Scott Anderegg (SEC)
Peggy Kim (SEC)

3